

Patty Rodriguez · 3rd

Writer, Producer, Founder, Investor, and Owner

Los Angeles, California, United States · Contact info

321 connections

Lil' Libros

Experience

Creator and Co-Founder
Lil' Libros
Aug 2014 – Present · 7 yrs 4 mos
Los Angeles

Little Libros, LLC was established in 2014 by Patty Rodriguez and Ariana Stein who are passionate about promoting early literacy, and sharing their passion through their work with the world. Lil' Libros'
mission is to introduce bilingual literature to children by exposing them to Latin American culture through pictures and words.

Lil' Libros has been featured in The Washington Post, Univision, La Opinion, People en Español, The L.A. Times, and more! ...see more

On Air With Ryan Seacrest
iHeartMedia
2005 – Present · 16 yrs
Los Angeles

Founder & CEO
MALA by Patty Rodriguez
Aug 2013 – Jan 2021 · 7 yrs 6 mos
Los Angeles, California

Clear Channel
8 yrs

Associate Producer "On Air With Ryan Seacrest"
2005 – 2011 · 6 yrs

Marketing and Promotions Assistant "102.7 KIIS FM"
2003 – 2005 · 2 yrs
Burbank, CA